October 9, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Johnny Gharib

RE:	Atheronova, Inc.

Registration Statement on Form S-1

Filed March 18, 2014, As Amended September 19, 2014

File No. 333-194645

Ladies and Gentlemen:

Atheronova, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by telephone on September 29, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2014, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on September 19, 2014. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Comment:

We note that the prospectus cover page refers to units of stock and warrants being offered in the proposed offering. However, the units are not included in the registration fee table. The units need to be included in the registration fee table and registered. In addition, the prospectus cover page needs to disclose the number of units being offered and the price per unit.

Response:

The Company respectfully submits that the prospectus cover page erroneously referred to units of common stock and warrants to purchase common stock being offered by the Company in the proposed offering. The Company hereby confirms that it will be offering shares of its common stock and warrants to purchase shares of its common stock in the proposed offering; the Company will not be offering units of the foregoing securities in the proposed offering. The Company intends to revise the prospectus cover page and all other applicable sections of the prospectus to correct this error and to remove all references to units of common stock and warrants.

We acknowledge that:

●	Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosures in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 476-1100.

Very truly yours,
ATHERONOVA, INC.

/s/ Mark Selawski
Mark Selawski
Chief Financial Officer